METROPOLITAN SERIES FUND

AMENDMENT NO. 4 TO THE INVESTMENT SUBADVISORY AGREEMENT

(BlackRock Capital Appreciation Portfolio)

This Amendment No. 4 to the Investment Subadvisory Agreement (the “Agreement”) dated October 2, 2006, as amended November 9, 2006, May 1, 2009, and May 1, 2010, by and between MetLife Advisers, LLC, (the “Adviser”), and BlackRock Advisors, LLC (the “Subadviser”) with respect to the BlackRock Capital Appreciation Portfolio, a series of the Metropolitan Series Fund, is entered into effective the 1st day of January, 2015.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Pursuant to Paragraph 10 of the Agreement, the compensation of the Subadviser referenced in Paragraph 6, which contains the schedule of fees, is hereby amended as follows:

Percentage of average daily net assets
BlackRock Capital Appreciation Portfolio	0.360% of the first $500 million of such assets plus 0.270% of such assets over $500 million up to $1 billion plus 0.240% of such assets over $1 billion

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of January, 2015.

METLIFE ADVISERS, LLC		BLACKROCK ADVISORS, LLC

By:	/s/ Kristi Slavin	By:	/s/ Frank Porcelli
	Kristi Slavin		Frank Porcelli
	Senior Vice President		Managing Director